UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 001-36221)

Kofax Limited
(Translation of registrant’s name into English)

Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618-3146

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ⃞

Other Events

On February 4, 2014, Kofax Limited issued a press release announcing its financial results for the second quarter and six months ended December 31, 2013.

Exhibits

99.1      Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KOFAX LIMITED
(Registrant)

		By:	/s/ James Arnold, Jr.
			Name:	James Arnold, Jr.
			Title:	Chief Financial Officer

Date:	February 4, 2014

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release